FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X   Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding continuing connected transactions, external guarantee by subsidiary, and connected transaction of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 12,  2018.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

CONTINUING CONNECTED TRANSACTIONS AND
EXTERNAL GUARANTEE BY SUBSIDIARY AND CONNECTED TRANSACTION

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 5 to 33 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 34 to 35 of this circular. A letter from Gram Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 36 to 50 of this circular.

A notice convening the EGM to be held at 9:00 a.m. on 30 January 2018 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form had been issued to Shareholders separately.

If you intend to attend the EGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you so wish.

12 January 2018

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“Applicable Percentage Ratio(s)”	the relevant percentage ratio(s) calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Confirmation Letter”
the Confirmation Letter to be issued to ICBC, Huaneng Group and Shandong Ruyi Technology Group by Shandong Company in respect of the Guarantee Contract upon consideration and approval of the Guarantee by the general meeting of the Company;

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“EGM” or “Extraordinary General Meeting”
the 2018 first extraordinary general meeting of the Company to be held at 9:00 a.m. on 30 January 2018 at the headquarters of the Company at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve (among other things) the resolution regarding the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework and the resolution regarding the acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company;

DEFINITIONS

“Gram Capital”, “Independent Financial Adviser”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement;

“Guarantee”
Shandong Company shall undertake to provide the guarantee as provided by Huaneng Group to Pakistan Company for the working capital loan in the amount of US$100 million, in accordance with the terms and conditions of the Guarantee Contract and the Confirmation Letter;

“Guarantee Contract”	the Guarantee Contract between China Huaneng Group and ICBC entered into between Huaneng Group and ICBC on 28 September 2017;

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Finance”	China Huaneng Finance Corporation Limited;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions for 2018 between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 12 December 2017;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“ICBC”	Industrial and Commercial Bank of China Limited;

DEFINITIONS

“Independent Board Committee”
a committee of the Board established for the purpose of considering the terms and the transaction cap of the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, comprising Mr. Yue Heng, Mr. Xu Mengzhou, Mr. Liu Jizhen, Mr. Xu Haifeng and Mr. Zhang Xianzhi, the independent non-executive Directors of the Company;

“Independent Shareholder(s)”
Shareholder(s) other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transaction contemplated under the Huaneng Group Framework Agreement and the acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company;

“Jilin Power”	Huaneng Jilin Power Generation Limited;

“Latest Practicable Date”	9 January 2018, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“NDRC”	National Development and Reform Commission of the PRC;

“NEA”	National Energy Administration of the PRC;

“Notice of EGM”
the notice for convening the EGM dated 15 December 2017, which has been issued to the Shareholders separately and a copy of which can be downloaded from the Company’s website (www.hpi.com.cn) and the website of the Stock Exchange (www.hkex.com.hk);

“PRC”, “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited;

“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.;

“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

DEFINITIONS

“Shareholder(s)”	the shareholder(s) of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited; and

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

Executive Directors:	Legal Address:
Cao Peixi	Huaneng Building
Liu Guoyue	6 Fuxingmennei Street
Fan Xiaxia	Xicheng District
Beijing 100031
Non-executive Directors:	PRC
Huang Jian
Wang Yongxiang
Mi Dabin
Guo Hongbo
Cheng Heng
Lin Chong

Independent Non-executive Director:
Yue Heng
Xu Mengzhou
Liu Jizhen
Xu Haifeng
Zhang Xianzhi

12 January 2018

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS
AND
EXTERNAL GUARANTEE BY SUBSIDIARY
AND CONNECTED TRANSACTION

1.	INTRODUCTION

The Company published two announcements both dated 13 December 2017 regarding the continuing connected transactions arising from the Huaneng Group Framework Agreement and the External Guarantee by Subsidiary and Connected Transaction, respectively. As stated in the announcements, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated by the Huaneng Group Framework Agreement and the External Guarantee by Subsidiary and Connected Transaction.

LETTER FROM THE BOARD

Continuing Connected Transactions under the Huaneng Group Framework Agreement

Under the Shanghai Listing Rules, the conduct of the continuing connected transactions for 2018 with Huaneng Group and its subsidiaries and associates shall be approved by the Independent Shareholders as one single ordinary resolution, the Company, for administrative purpose, entered into one framework agreement (i.e. Huaneng Group Framework Agreement) covering ten types of continuing connected transactions, namely, (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services; (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; (vi) sale of products; (vii) purchase of electricity; (viii) sale of electricity; (ix) purchase of heat; and (x) trust loans and entrusted loans.

Given that the ten types of transactions are by nature not inter-dependent to each other, the transaction amounts of the ten types of transactions are not aggregated for purpose of the Hong Kong Listing Rules. Instead, under the Hong Kong Listing Rules, the notification, publication and shareholders’ approval requirements will primarily be decided by reference to the transaction scale of each type of transactions. Of the ten types of continuing connected transactions with Huaneng Group and its subsidiaries and associates, the transaction regarding trust loans and entrusted loans is exempted from the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. As the transaction scale of each of (i) purchase of ancillary equipment and parts, (ii) leasing of facilities, land and office spaces, (iii) technical services, engineering contracting services and other services; (iv) provision of entrusted sale services, (v) purchase of electricity, (vi) sale of electricity and (vii) purchase of heat does not exceed 5% of the Applicable Percentage Ratios, those transactions shall be subject to the reporting, annual review and announcement requirements under the Hong Kong Listing Rules. As the transaction scales in relation to the purchase of fuel and transportation services and the sale of products exceed 5% of the applicable percentage ratios, the conduct of purchase of fuel and transportation services and the sale of products (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and associates) shall require Independent Shareholders’ approval. However, as required by the Shanghai Listing Rules, the Company is required to propose as one single ordinary resolution for all continuing connected transactions for 2018 between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and its associates) for approval by the Independent Shareholders at the EGM as Huaneng Group together with its subsidiaries and associates are all being treated as concerted related parties of the Company under the Shanghai Listing Rules. Accordingly, with respect to ordinary resolution no.1 as set out in the Notice of EGM, all the ten types of the continuing connected transactions for 2018 contemplated under the Huaneng Group Framework Agreement will be treated as one single resolution.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the continuing connected transaction regarding the purchase of fuel and transportation services and the sale of products (including their respective proposed caps) contemplated under the Huaneng Group Framework Agreement. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. Gram Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on (i) the fairness and

LETTER FROM THE BOARD

reasonableness of the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement, and (ii) whether such transactions (including their respective proposed caps) under the above agreement are in the interests of the Company and its Shareholders as a whole. The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Gram Capital is only required to opine on the continuing connected transaction relating to the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement and, in which case, Gram Capital will not provide opinion on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution at the EGM.

External Guarantee by Subsidiary and Connected Transaction

According to the Hong Kong Listing Rules, the Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the Independent Shareholders’ approval requirement.

However, according to the Shanghai Listing Rules, as the gearing ratio of Pakistan Company exceeds 70%, the Guarantee has to be submitted to the EGM for consideration and approval. As the acceptance of the guaranteed loans for working capital to Sahiwal Project in Pakistan by Shandong Company is subject to Independent Shareholders’ approval under the Shanghai Listing Rules, the information regarding the External Guarantee by Subsidiary and Connected Transaction contained in this circular is not prepared in accordance with Chapter 14 or Chapter 14A of the Hong Kong Listing Rules but only prepared to provide information for the Shareholders.

Purpose of this circular

The purpose of this circular is:

(i)	to provide you with further information in relation to the transactions contemplated under the Huaneng Group Framework Agreement and the External Guarantee by Subsidiary and Connected Transaction;

LETTER FROM THE BOARD

(ii)
to set out the letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Gram Capital regarding the continuing connected transaction on the purchase of fuel and transportation services and the sale of products (including the respective proposed caps) contemplated under the Huaneng Group Framework Agreement; and

(iii)
to seek your approval of the ordinary resolutions in relation to the transactions contemplated by the Huaneng Group Framework Agreement (including the proposed caps) and the External Guarantee by Subsidiary and Connected Transaction, which have been respectively set out in the Notice of the EGM.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the External Guarantee by Subsidiary and Connected Transaction before making their decision as regards voting. Independent Shareholders should also note that with respect to the ordinary resolution regarding the Huaneng Group Framework Agreement proposed at the EGM, if they vote in favour of such resolution, they would approve all the continuing connected transactions contemplated under the Huaneng Group Framework Agreement and the (including the purchase of fuel and transportation services, the sale of products and Other Transactions). In the event that the resolution proposed at the EGM as regards the Huaneng Group Framework Agreement is not approved by the Independent Shareholders, all continuing connected transactions contemplated under the Huaneng Group Framework Agreement (including the purchase of coal and transportation services, the sale of products and Other Transactions) would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE PARTIES

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 102,502 MW and equity-based generation capacity of 91,938 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the Latest Practicable Date, HIPDC, being the direct controlling shareholder of the Company, holds 33.33% of the total equity interest in the Company, while Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC. In addition, Huaneng Group holds a 10.23% direct equity interest in the Company, a 3.11% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) and a 0.49% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Huaneng Group is the ultimate controlling shareholder of the Company.

LETTER FROM THE BOARD

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/ or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

The Company holds 80% equity interests in Shandong Company while the remaining 20% equity interest of Shandong Company is held by Huaneng Group. Shandong Company is a connected subsidiary of the Company.

Pakistan Company is funded and established jointly by Shandong Company and Shandong Ruyi Technology Group in May 2014. Shandong Company holds a 50% equity interest in Pakistan Company. The registered address of Pakistan Company is in Lajar, Pakistan, and the scope of operation is production and sales of electricity, gas and related by-products. As at 30 November 2017, total assets in the financial statements of Pakistan Company amounted to RMB13.415 billion, total liabilities amounted to RMB11.034 billion (among which, total bank borrowings were RMB10.325 billion and current liabilities were RMB1.996 billion), net assets amounted to RMB2.382 billion, operating income amounted to RMB494 million and net profit was RMB75 million.

3.	HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 5 December 2016 (the “2017 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2017. The 2017 Huaneng Group Framework Agreement expired on 31 December 2017. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 12 December 2017 for a term commencing on 1 January 2018 and expiring on 31 December 2018.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2017 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2017 was set at RMB1.4 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB214 million. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the

LETTER FROM THE BOARD

scale-down of the newly acquired thermal power projects of the Company for 2017 as compared with the previous year, attributable to the adjustment according to the actual overall business scale and operation of the Company and market changes. According to the management policy of the Company and its subsidiaries, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for the purchase of ancillary equipment and parts. As such, Company and its subsidiaries purchased part of the ancillary equipment and parts during 2017 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2018, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB1.6 billion. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, the expected increase in the need for ancillary equipment and parts from Huaneng Group and its subsidiaries and associates following completion of the acquisition of certain coal-fired power plants completed in January 2017 (as a result of which the Company’s installed capacity was increased by 15.937 million KW, equity installed capacity was increased by 13.389 million KW and total installed capacity of generation units under construction was increased by 3.666 million KW), the increase in the generation capacity of the Company and its subsidiaries (as of 30 September 2017, the Company had a controlled generation capacity of 102,502 MW and equity-based capacity of 91,938MW) where the Company and its subsidiaries will procure more ancillary equipment and parts from Huaneng Group and its subsidiaries and associates, while taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates. In addition, based on the purchaser-oriented pricing process, the historical transaction amount for purchase of ancillary equipment and parts with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed cap for 2018. Instead, whether or not the proposed annual cap for 2018 in relation to the purchase of ancillary equipment and parts can be utilized will depend on principally whether the terms offered by Huaneng Group and its subsidiaries and associates are the most favourable terms under the circumstances. Accordingly, there exists a possibility that the eventual actual transaction amount in relation to purchase of ancillary equipment and parts for 2018 may not fully utilize the proposed annual cap for 2018.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or

LETTER FROM THE BOARD

similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB1.6 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2017 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2017 was set at RMB38.7 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB17.732 billion. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment according to the actual operations of the Company and market changes where demand was far less than expected; and the changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

LETTER FROM THE BOARD

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2018 is estimated to be RMB35.9 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries according to market expectation, the estimated demand of coal (in RMB) (which was calculated based on the estimated demand of coal (in tonne) for the year ending 31 December 2018 and the estimated coal price for the year ending 31 December 2018), as well as the estimated transportation service costs for the year ending 31 December 2018. In arriving at the cap amount, the Company also takes into account at the same time the ability of Huaneng Group and its subsidiaries and associates to offer favourable prices on bulk purchases of coal and transportation services, the anticipated increase in the generation capacity following completion of the acquisition of certain coal-fired power plants completed in January 2017, the scale of operation of the Company and its subsidiaries (as at 30 September 2017, the Company and its subsidiaries had a controlled generation capacity of 102,502MW, of which 87,509MW was attributable to controlled coal-fired generating units) and the estimated coal prices for the year as compared to the coal price level as at 31 December 2016. In addition, through the purchaser-oriented pricing process, the Company can independently choose and purchase from the best offer according to the actual market conditions within the parameters of the Company’s procurement strategies. Accordingly, the historical transaction amount for purchase of fuel and transportation services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2018. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of fuel and transportation services for 2018 may not fully utilize the proposed annual cap for 2018.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The Board (including the independent non-executive Directors) are of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

LETTER FROM THE BOARD

As the Applicable Percentage Ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the EGM, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2017 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2017 was set at RMB300 million. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB175 million. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the actual transaction amount and the cap for 2017 was largely due to the fact that the leasing fees for certain power plants were reduced to make adjustments in repair and maintenance by Huaneng Group and its subsidiaries and associates. Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2018 is estimated not to exceed RMB300 million. Accordingly, the estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces. Please refer to section headed “Measures to Safeguard the Interest of the Independent Shareholders” for pricing mechanism

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

LETTER FROM THE BOARD

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production and related coastal port supportive services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2017 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates and the provision of operation/production and related coastal port supportive services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2017 were set at RMB2.4 billion, i.e. being RMB1.755 billion the fees for the technical services, engineering contracting services and other services and RMB625 million the fees for the operation/production and related coastal port supportive services. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates and the provision of operation/production

LETTER FROM THE BOARD

and related coastal port supportive services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate were approximately RMB615 million, i.e. being approximately RMB611.2 million the fees for the technical services, engineering contracting services and other services and approximately RMB3.8 million the fees for the operation/production and related coastal port supportive services. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates and the provision of operation/production and related coastal port supportive services from the Company and its associates to Huaneng Group and its subsidiaries and associates in 2018 are estimated not to exceed RMB2.1 billion, i.e. RMB1.475 billion the fees for the technical services, engineering contracting services and other services and RMB625 million the fees for the operation/production and related coastal port supportive services. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates. On the other hand it also took into consideration the national carbon policies promulgated by the State such that the Company and its subsidiaries will need more services from Huaneng Group and its subsidiaries and associates to monitor the carbon emission level of the power plants of the Company and its subsidiaries in order to comply with the policies. In addition, the purchaser-oriented process enables the Company to be at liberty to choose and compare terms from various suppliers who can best meet with the Company’s specific requirements with technological expertise and follow-up services. Accordingly, the historical transaction amount for the technical services, engineering contracting services and other services with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2018. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurementpolicy and management rules. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of technical services, engineering contracting services and other services for 2018 may not fully utilize the proposed annual cap for 2018.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical

LETTER FROM THE BOARD

services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB2.1 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Provision of entrusted sale services

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such

LETTER FROM THE BOARD

transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the provisions of the 2017 Huaneng Group Framework Agreement with respect to the provision of entrusted sale services to the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2017 was set at RMB300 million. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount for the provision of entrusted sale services between Huaneng Group and its subsidiaries and associates and the Company and its subsidiaries was RMB0. This was due to the fact that the tariff arising from the transactions contemplated under this category of service is affected largely by policy and therefore no transaction with connected parties had taken place in 2017. According to the Provisional Measures for the Administration of On-grid Tariff issued by the NDRC, the on-grid tariffs are determined by relevant governmental pricing bureaus. Factors considered by the pricing bureaus include fuel type, cost structure, economic life of the facilities, etc. As such, the on-grid tariff as the benchmark price for electricity will continue to impact significantly on the price of entrusted sale services in 2018. For 2018, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the anticipated expanded scale of electricity transactions in the market due to the continuous changes in the electricity market. Further, in accordance with the Notice regarding better protection for transmission of coal electricity oil and gas by NDRC《國家發展改革委關於做好煤電油氣運保障工作的通知》, it is expected that more entrusted sale transactions will be conducted by power plants of the Company in 2018.

In order to implement the national energy-saving and emission-reducing strategy, increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation at the place where they are located (including connected persons and non-connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution; besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services by Huaneng Group and its subsidiaries and associates for the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal

LETTER FROM THE BOARD

commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

The Company does not incline to re-sell the coal resources, or act as a coal supplier, to Huaneng Group and its subsidiaries and associates. However, in the event that there would be demand of coal by Huaneng Group and its subsidiaries and associates under certain extreme situations (e.g. lack of coal storage during coal consumption peak), Huaneng Group and its subsidiaries and associates may demand coal from the Company and its subsidiaries. If the aforesaid situation happens, the Company’s subsidiary(ies) will sell coal to Huaneng Group and its subsidiaries and associates only on condition that the Company’s own power plants are preserved with sufficient coal supply to maintain its operation. Pursuant to the 2017 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2017 was set at RMB3.6 billion. During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB294 million. It is estimated that by the end of 2017, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2017. The difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2018 is estimated to be RMB3.6 billion. Pursuant to the Huaneng Group Framework Agreement, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the sale of coal and other related products shall be no less favourable than those offered by the Company to independent third parties for the same or similar type of coal supply and other related products. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Given the circumstances giving rise to the sale of product transaction, it is not practicable to estimate coal volume available to Huaneng Group and its subsidiaries and its

LETTER FROM THE BOARD

associates for the year ending 31 December 2018 due to the fact that the Company’s coal storage and consumption may vary from time to time and the Company will need to make adjustments to its next purchase strategy subject to its then coal storage and consumption. The estimate of the cap amount is based on the expected demand for coal by Huaneng Group and its subsidiaries and associates for the year ending 31 December 2018 with reference to the daily coal consumption required for its operation and the number of days during coal consumption peak seasons (i.e. summer and winter) when Huaneng Group, its subsidiaries and associates may purchase coal from the Company and its subsidiaries. As such, similar to the arrangement as in the past, there exists a possibility that such cap may not be fully utilized.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question exceed 5%, such transactions are subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules as well as the Independent Shareholders’ approval requirements. The Company has conducted a detailed survey in respect of its short-term and long-term operation on sale of coal. The Company is of the view that before the convening of the EGM, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(7)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by the government organisations in their respective regions. During the period from 1 January 2017 to 31 October 2017, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB56 million. Given that the transaction scale regarding the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for the period from 1 January 2017 to 31 October 2017 did not exceed 0.1% of the Applicable Percentage Ratios, such transaction is exempted from reporting, announcement and Independent Shareholders’ requirements. For 2018, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB900 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved in 2018, the analysis of the need for electricity by national large users, and the principle of maximising the interests of the Company. In addition, the purchaser-oriented process enables the Company to be at liberty to choose and compare terms from various suppliers who can best meet with the Company’s specific requirements with purchase of electricity. Accordingly, the historical transaction amount for the purchase of

LETTER FROM THE BOARD

electricity with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2018. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy and management rules. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of electricity for 2018 may not fully utilize the proposed annual cap for 2018.

In 2015, the Central Committee of the Communist Party of China and the State Council officially issued the “Several Opinions on Further Deepening the Reformation of the Power System” (Zhong Fa [2015] 9). In response to the Opinions on implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》, the Company will actively expand its market trading electricity volume. Against such background and based on the principle of maximising the interests of the Company, the electricity sales companies of the Company can purchase electricity from power plants of connected persons or other sales companies. The Company and its subsidiaries participate in the purchase and sale of electricity with Huaneng Group, its subsidiaries and associates in order to develop the market, maintain and enlarge the Company’s market share.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB900 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

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(8)	Sale of electricity

The electricity sale by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by the government organisations in their respective regions. During the period from 1 January 2017 to 31 October 2017, the transaction amount in respect of the sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was approximately RMB0. For 2018, the transaction amount with respect to sale of electricity by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates is estimated to be RMB100 million. Such cap is estimated on the basis of the operation targets of power plants and electricity sales companies of the Company to be achieved in 2018. The analysis of electricity consumers’ requirements and the principle of maximising the Company’s interests. In addition, whether or not the proposed annual cap for 2018 in relation to the sale of electricity to Huaneng Group and its subsidiaries and associates can be utilized will depend on principally whether the terms offered by Huaneng Group and its subsidiaries and associates are the most favourable termsunder the circumstances. Accordingly, there exists a possibility that the eventual actual transaction amount in relation to sale of electricity for 2018 may not fully utilize the proposed annual cap for 2018.

According to the Opinions on Implementation of Promoting the Reform of Electricity Sale《關 於售電側改革的實施意見》jointly issued by the NDRC and the NEA and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用 電計劃的實施意見》, power plants or electricity sales companies of the Company can sell electricity to power-consuming enterprises or electricity sales companies of connected persons. The Company and its subsidiaries participate in the purchase and sale of electricity with Huaneng Group, its subsidiaries and associates in order to develop the market, maintain and enlarge the Company’s market share.

Pursuant to the current transaction settlement method, the Company and its subsidiaries sell electricity to users of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies, and settle through the grid enterprises in accordance with the contractual agreement between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of electricity to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole

As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent

LETTER FROM THE BOARD

Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Purchase of heat

The Company and its subsidiaries purchase heat from Huaneng Group and its subsidiaries and associates, mainly include purchase of thermal products such as industrial steam and hot water produced by power plants and thermal enterprises. The Company and its subsidiaries will purchase heat in circumstances where the demand exceeds the supply of heat by the Company and its subsidiaries. The prices for heat will be determined based on the guidance prices set by the price bureau of government (i.e. the provincial Development and Reform Commission).

During the period from 1 January 2017 to 31 October 2017, the aggregate transaction amount (unaudited) for the purchase of heat by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB45 million. For 2018, the transaction amount with respect to such purchase of heat between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates is estimated to be RMB800 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the analysis of the need for heat by national large users and the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries in 2018, taking into account at the same time Huaneng Group and its subsidiaries can minimise the management and operational costs of the Company and its subsidiaries, and thereby improving the sales performance of the Company. In addition, the purchaser-oriented process enables the Company to be at liberty to choose and compare terms from various suppliers who can best meet with the Company’s specific requirements with purchase of heat. Accordingly, the historical transaction amount for the purchase of heat with Huaneng Group and its subsidiaries and associates is not the sole determining factor in determining the proposed annual cap for 2018. Instead, Huaneng Group and its subsidiaries and associates are placed on the same footing as the Company’s other suppliers who can be awarded the contracts with the Company only if they can offer the most favourable terms to the Company in accordance with the Company’s procurement policy and management rules. As such, there exists a possibility that the eventual actual transaction amount in relation to purchase of heat for 2018 may not fully utilize the proposed annual cap for 2018.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of heat from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

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As the Applicable Percentage Ratios relating to the scale of the transactions in question do not exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2018 exceeds the above cap (i.e. RMB800 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(10)	Trust loans and entrusted loans

Trust loan is direct borrowing of loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas entrusted loan is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the entrusted loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received is to comply with the disclosure requirements under the Shanghai Listing Rules. The annual cap of each of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loan borrowed for 2017 and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2017 was RMB200 million and RMB3 billion (maximum daily balance of the loan), respectively. During the period from 1 January 2017 to 31 October 2017, the aggregate of the interest arising from borrowing of the relevant trust loans from Huaneng Group and its subsidiaries and associates was nil, and the maximum daily balance of the entrusted loans was RMB1,714 million (unaudited). The cap of the transaction amount of the trust loans borrowed for 2018 (i.e. interest arising from borrowing of the relevant trust loans) is expected to be RMB200 million and the transaction amount of the entrusted loans received for 2018 is expected to be RMB5 billion (maximum daily balance of the loan). The estimates of the caps are based on the existing overall business scale and operation of the power plants, the needs for fund that may be required by the Company and its subsidiaries and the term loans that will expire in 2018.

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from the reporting, announcement and

LETTER FROM THE BOARD

Independent Shareholders’ approval requirements pursuant to Rule 14A.90 of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the Continuing Connected Transactions under the Huaneng Group Framework Agreement and its Impact on the Independency of the Company

The Huaneng Group Framework Agreement was signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated Framework Agreement according to actual conditions, and pay and/or charge the relevant prices/fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

LETTER FROM THE BOARD

Measures to Safeguard the Interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that the Company will, when procurement of such transactions is required, obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, aximi price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網 (http://www.sxcoal.com), Qinhuangdao Coal website 秦皇島 煤炭網 (http://www.cqcoal.com), Qinhuangdao Shipping website 秦皇島海運網 (http://www.osc.org.cn), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower

LETTER FROM THE BOARD

than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large- scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms and on principles that the leasing fees are basically to recoup the costs, interest payment and maintenance. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. The leasing fee will be comparable to the then benchmark loan rate for the term less than 5 years as quoted by the People’s Bank of China. The leasing fee, which is currently set at approximately 6% per annum,

LETTER FROM THE BOARD

has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company will conduct such transactions according to the relevant procurement management rules, and will, when procurement of such transactions is required, obtain at least three quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•
for transactions in relation to the provision of entrusted sale services, it is formulated in tandem with the State’s electricity system reform policies such as tariff reform on transmission and distribution of electricity, electricity market construction, establishment of electricity trading organisation relaxing the electricity generation and consumption plan. Against the background of over-supply of power, the market for entrusted sale services is highly competitive, the entrusted sale services can only be operated with minimal profit. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substitution of power generation in the area(s) where such power plant(s) (whether or not such power plants have been closed) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market. The tariffs are determined by relevant governmental pricing bureaus and will take into consideration factors like fuel type, cost structure, economic life of facilities;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel

LETTER FROM THE BOARD

company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply to maintain its operation, sell part of the coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
purchase of electricity transactions will be conducted in accordance with the principles of the “Several Opinions on Further Deepening the Reformation of the Power System” (Zhong Fa [2015] 9) and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》and based on the operation targets of power plants and electricity sales companies of the Company to be achieved in 2018, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•
the sale of electricity transactions will be conducted in accordance with the principles set forth in the Opinions on Implementation of Promoting the Reform of Electricity Sale 《關於售電側改革的實施意見》 jointly issued by the NDRC and the NEA and the Opinions on Implementation of Orderly Liberalising Power Generation and Utilization Plan《關於有序放開發用電計劃的實施意見》and based on the operation targets of power plants and electricity sales companies of the Company to be achieved in 2018, the analysis of electricity consumers’ requirements and the principle of maximising the interests of the Company, and if the power plants or electricity sales companies of the Company sell electricity to power-consuming enterprises or electricity sales companies of connected persons, the transaction prices for sale of electricity to connected persons will be similar to the average price level of similar transactions in the market. The Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated power-consuming enterprises or electricity sales companies to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are similar to the average price level of similar transactions in the market;

•
the purchase of heat transactions will be conducted at prices not higher than the guidance prices set by the price bureau of government (i.e. the provincial Development and Reform Commission) which will update the guidance prices from time to time. The Company will update the guidance prices following the updates by the price bureau of

LETTER FROM THE BOARD

government. Meanwhile, the Company comply with the management regulations and internal control policy of the Company by obtaining data, on a weekly basis, the changes in demand and supply in the heat market, timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market, and the guidance prices for heat promulgated by local government. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions. Also, the transaction results will be explained and disclosed in a timely manner, so as to ensure the interests of the Company being maximised;

•
trust loans and entrusted loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company's overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co-ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee (資金協調會); and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

Board’s Confirmation

The Board of the Company has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant amounts of the transactions under each of such agreements. Pursuant to the Shanghai Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Liu Guoyue, Fan Xiaxia, Huang Jian and Wang Yongxiang, all being directors of the Board of the Company being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associates, abstained from voting on the board resolutions relating to the execution of such agreements. The resolution was voted by directors who are not connected to the transactions.

LETTER FROM THE BOARD

4.	EXTERNAL GUARANTEE BY SUBSIDIARY AND CONNECTED TRANSACTION

Description of the Connected Transaction

On 28 September 2017, Huaneng Group entered into a Guarantee Contract with ICBC. Huaneng Group agreed to provide guarantee for the working capital loan in the amount of US$100 million which is provided to Pakistan Company, a subsidiary of Shandong Company which is a controlled subsidiary of the Company. Upon consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company intends to sign the Confirmation Letter, confirming to ICBC, Huaneng Group and Shandong Ruyi Technology Group that it will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date thereof.

According to the Confirmation Letter, subject to consideration and approval of the Guarantee at the general meeting of the Company, Shandong Company will undertake the obligations of Huaneng Group under the Guarantee Contract from the issuance date of the Confirmation Letter. The guaranteed debt undertaken by Shandong Company only includes the guaranteed debt demanded for repayment by the loan lender upon and after the Confirmation Letter is issued. The guaranteed debt demanded for repayment by the loan lender prior to the date of the Confirmation Letter shall still be borne by Huaneng Group.

According to the Guarantee Agreement, the guarantee is given on a joint and several liability basis, and the principal claim is 50% of the claims incurred between the creditor, ICBC and Pakistan Company under the loan agreement executed on 28 September 2017, and such amount shall not be more than US$100 million. Shandong Ruyi Technology Group, the other shareholder of Pakistan Company, shall undertake the guarantee obligation for the remaining 50% debt under the loan agreement.

Purpose of the Connected Transaction and Impact to the Company

Pakistan Company plans to borrow US$200 million working capital loan from ICBC for its operating and development needs for a period of one year. Shandong Company and Shandong Ruyi Technology Group, according to their proportion of shareholding, each shall bear the guarantee obligation for US$100 million debt. Considering that under the Shanghai Listing Rules, the guarantee provided by Shandong Company shall be subject to approval at the general meeting of the Company. In order to enable Pakistan Company to start commercial operation earlier, Huaneng Group has agreed to provide US$100 million finance guarantee to Pakistan Company in advance. The above loan and guarantee were implemented on 30 September 2017. Upon communication between Shandong Company and ICBC, ICBC agreed in principle to change the guarantor from Huaneng Group to Shandong Company. The Board of Directors of the Company believes that Pakistan Company will be able to repay the loan of US$200 million on schedule and will not pose guarantee risk to Shandong Company and Shandong Ruyi Technology Group.

The Guarantee will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

LETTER FROM THE BOARD

Implication Under the Hong Kong Listing Rules

The Guarantee is entered into on normal commercial terms, and the guarantee provided by Huaneng Group to a subsidiary of the Company does not involve any pledge of assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

According to the Hong Kong Listing Rules, the Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the Shanghai Listing Rules, as the gearing ratio of Pakistan Company exceeds 70%, the Guarantee has to be submitted to the EGM of the Company for consideration and approval. As the acceptance of the guaranteed loans for working capital to Sahiwal Project in Pakistan by Shandong Company is subject to Independent Shareholders’ approval under the Shanghai Listing Rules, the information regarding the External Guarantee by Subsidiary and Connected Transaction contained in this circular is not prepared in accordance with Chapter 14 or Chapter 14A of the Hong Kong Listing Rules but only prepared to provide information for the Shareholders.

Board Confirmation

The Board of Directors of the Company has approved the resolution regarding the Shandong Company accepting the guaranteed loans for working capital to Sahiwal Project in Pakistan. Messrs. Cao Peixi, Liu Guoyue, Fan Xiaxia, Huang Jian and Wang Yongxiang, all being Directors of the Company having connected relationship, abstained from voting on the Board resolution relating to the transaction. The resolution was voted by Directors who are not connected to the transaction. The Directors (including independent non-executive Directors) are of the view that the Confirmation Letter in relation to the Guarantee were entered into: (i) on normal commercial terms; (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (iii) in the ordinary and usual course of business of the Company.

5.	THE EGM

Under the Hong Kong Listing Rules, only the conduct of purchase of fuel and transportation services and sale of products (including the respective proposed caps) under the Huaneng Group Framework Agreement between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates require Independent Shareholders’ approval. However, pursuant to the Shanghai Listing Rules, the conduct of all continuing connected transactions contemplated under the Huaneng Group Framework Agreement with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of

LETTER FROM THE BOARD

the Company under the Shanghai Listing Rules) and the acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company as set out in this circular shall be approved by the Independent Shareholders of the Company.

The Company will convene the EGM on 30 January 2018 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and the acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company. Huaneng Group and its associates (holding an aggregate of 7,167,926,520 ordinary Shares in the Company, representing approximately 47.16% of the total issued shares of the Company as at the Latest Practicable Date) will abstain from voting on the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement and the acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company at the EGM, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

Notice of the EGM, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

6.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 34 to 35 of this circular, and which contains their recommendation in respect of the transaction relating to the purchase of fuel and transportation services and the sale of products (including their respective proposed caps) under the Huaneng Group Framework Agreement.

The letter of advice from Gram Capital to the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the transactions relating to the purchase of fuel and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement, and whether the transactions relating to the purchase of fuel and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement are in the interests of the Company and its Shareholders as a whole is set out on pages 36 to 50 of this circular.

The Independent Board Committee, having taken into account the advice of Gram Capital, considers that the transactions relating to the purchase of fuel and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement are in the ordinary had usual course of business of the Company, or normal commercial terms (on arm’s length basis or on terms no less favourable

LETTER FROM THE BOARD

than those offered to the Company by independent third parties) and on terms that are fair and reasonable so far as the Independent Shareholders are concerned and that all such transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve (among others) the transactions relating to the purchase of fuel and transportation services and the sale of products (and the proposed caps) under the Huaneng Group Framework Agreement.

The Directors consider that the ordinary resolutions in relation to (i) the continuing connected transactions (including the respective caps) contemplated under the Huaneng Group Framework Agreement between the Company (and its subsidiaries) and Huaneng Group (and its subsidiaries and its associates); and (ii) the acceptance of the guaranteed loans for working capital relating to Sahiwal Project in Pakistan by Shandong Company are in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders vote in favour of such resolutions to be proposed at the EGM as set out in the Notice of the EGM.

7.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendices to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code:  902)

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

12 January 2018

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc. (the “Company”), are advising the Independent Shareholders relating to the purchase of fuel and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 12 January 2018, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the transaction scale relating to each of the purchase of fuel and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement exceeds 5% of the Applicable Percentage Ratios. Accordingly, the conduct of the transaction relating to the purchase of fuel and transportation services the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement will require the approval of the Independent Shareholders at the EGM.

We wish to draw your attention to the letter of advice from Gram Capital set out on pages 36 to 50 of the Circular. We have discussed the letter and the opinion contained therein with Gram Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Gram Capital, as stated in its aforementioned letter, we consider the transactions relating to the purchase of fuel and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement to be fair and reasonable so far as the Independent Shareholders are

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

concerned. We are of the view that the transactions relating to the purchase of fuel and transportation services and the sale of products (and the respective proposed caps) under the Huaneng Group Framework Agreement are:

(1)	in the ordinary and usual course of business of the Company;

(2)	on normal commercial terms (on arm’s length basis or on terms no less favourable than those offered to the Company by independent third parties); and

(3)	on terms that are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution in the Notice of the EGM to be proposed at the EGM to be held on 30 January 2018 and thereby approve the transactions relating to the purchase of fuel and transportation services and the sale of products (and their respective proposed caps) under the Huaneng Group Framework Agreement.

Yours faithfully,
Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi
Independent Non-Executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the transactions for purchase of fuel and transportation services and the sale of products (including the respective proposed caps) for the purpose of inclusion in this circular.

Room 1209, 12/F.
Nan Fung Tower
88 Connaught Road Central/
173 Des Voeux Road Central
Hong Kong

12 January 2018

To: The independent board committee and the independent shareholders of Huaneng Power International, Inc.

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of purchase of fuel and transportation services (the “Purchase Transactions”) and sale of products (the “Sale Transactions”) contemplated under the Huaneng Group Framework Agreement, details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 12 January 2018 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 12 December 2017, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group for a term commencing on 1 January 2018 and expiring on 31 December 2018. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of fuel and transportation services (i.e. the Purchase Transactions); (iii) leasing of facilities, land and office spaces; (iv) technical services, engineering contracting services and other services; (v) provision of entrusted sale services; (vi) sale of products (i.e. the Sale Transactions); (vii) purchase of electricity; (viii) sale of electricity; and (ix) purchase of heat.

With reference to the Board Letter, the Purchase Transactions and the Sale Transactions constitute continuing connected transactions of the Company and shall be subject to the reporting, announcement requirements under the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders.

The Independent Board Committee comprising Yue Heng, Xu Mengzhou, Liu Jizhen, Xu Haifeng and Zhang Xianzhi has been established to advise the Independent Shareholders on (i) whether the terms of the Purchase Transactions and Sale Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Purchase Transactions and Sale

LETTER FROM GRAM CAPITAL

Transactions are in the interests of the Company and the Shareholders as a whole and are conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolution(s) to approve the Purchase Transactions and Sale Transactions at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

INDEPENDENCE

During the past two years immediately preceding the Latest Practicable Date, Mr. Graham Lam was the person signing off (i) the opinion letter from the independent financial adviser contained in the Company’s circular dated 15 November 2016 in respect of a discloseable transaction and connected transaction; (ii) the opinion letter from the independent financial adviser contained in the Company’s circular dated 9 January 2017 in respect of the discloseable transactions and continuing connected transactions; (iii) the opinion letter from the independent financial adviser as referred to the announcement of Huaneng Renewables Corporation Limited(Note) dated 12 August 2016 in respect of a continuing connected transaction; and (iv) the opinion letter from the independent financial adviser contained in the circular of Huaneng Renewables Corporation Limited dated 14 September 2016 in respect of the discloseable and continuing connected transactions. Notwithstanding the aforesaid past engagements, as at the Latest Practicable Date, we were not aware of any relationships or interests between Gram Capital and the Company, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

Besides that, apart from the advisory fee and expenses payable to us in connection with our appointment as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, no arrangement exists whereby we shall receive any other fees or benefits from the Company.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there are no undisclosed private agreements/arrangements or implied understanding with anyone concerning the Purchase Transactions and Sale Transactions. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Hong Kong Listing Rules.

Note:	Based on public information, China Huaneng Group, being a controlling shareholder of the Company, is also a controlling shareholder of Huaneng Renewables Corporation Limited (stock code: 958).

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The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement as contained in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Huaneng Group and each of their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Purchase Transactions and Sale Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Purchase Transactions and the Sale Transactions, we have taken into consideration the following principal factors and reasons:

Background of the Purchase Transactions and Sale Transactions

Information on the Company

With reference to the Board Letter, the Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled installed capacity of 102,502MW as at 30 September 2017.

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Set out below are the consolidated financial information of the Group for the six months ended 30 June 2017 and the two years ended 31 December 2016 as extracted from the interim report of the Company for the six months ended 30 June 2017 (the “2017 Interim Report”) and the annual report of the Company for the year ended 31 December 2016 (the “2016 Annual Report”):

	For the six months ended 30 June 2017 (unaudited) RMB’000	For the year ended 31 December 2016 (audited) RMB’000	For the year ended 31 December 2015 (audited) RMB’000	Change from 2015 to 2016%

Operating revenue	71,433,689	113,814,236	128,904,873	(11.71)
– Sales of power and heat	70,079,782	112,794,536	127,849,408	(11.78)
– Port service	110,489	237,347	211,685	12.12
– Transportation service	42,450	105,505	104,721	0.75
– Others	1,200,968	676,848	739,059	(8.42)
Profit from operations	5,067,014	18,377,740	29,142,926	(36.94)
Net profit	341,161	10,347,987	17,259,107	(40.04)

As depicted from the table above, operating revenue of the Group for the year ended 31 December 2016 (“FY2016”) amounted to approximately RMB113.81 billion, representing a decrease of approximately 11.71% as compared to that for the year ended 31 December 2015 (“FY2015”). Revenue derived from sales of power and heat for FY2016 amounted to approximately RMB112.79 billion, representing (i) a decrease of approximately 11.78% as compared to that for FY2015, which was the main factor causing the decrease in operating revenue for FY2016; and (ii) approximately 99.10% (2015: 99.18%) of the operating revenue of the Group for FY2016. The decrease of operating revenue for FY2016 also lead to a decrease in each of profit from operations and net profit for FY2016 as compared to FY2015.

With reference to the 2016 Annual Report, fuel costs represented the largest portion of the operating expenses for the Group. Fuel cost of the Group amounted to approximately RMB56.62 billion and RMB59.24 billion for FY2016 and FY2015 respectively, representing approximately 60.07% and 60.08% of the total operating expenses of the Group for FY2016 and FY2015 respectively.

Information on Huaneng Group

With reference to the Board Letter, Huaneng Group is principally engaged in the operation and management of enterprise investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

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Reasons for and benefits of the Purchase Transactions and Sale Transactions

The Purchase Transactions

With reference to the Board Letter and as advised by the Directors, the Company’s main fuel for power generation is coal. The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Upon our enquiry, the Directors advised us that Huaneng Group has provided fuel and transportation services to the Group over five years. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Group, Huaneng Group and its subsidiaries and associates are able to provide the Group with coal and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. We further understood from the Directors that (i) Huaneng Group and its subsidiaries/associates(a) supplied coal to the Group when required by the Group; and (b) delivered to the Group on time; and (ii) the amount of coal supplied by Huaneng Group was the same as the amount of coal required by the Group. Accordingly, we concur with the Directors that Huaneng Group and its subsidiaries/associates are able to provide the Group with coal and transportation services in a timely and reliable manner.

Fuel cost represents the major component of operating expenses of the Group and coal is the major raw material of the Group for power generation. According to the 2016 Annual Report, fuel cost of the Group amounted to approximately RMB56.62 billion for FY2016, representing approximately 60.07% of the total operating expenses of the Group for FY2016. According to the 2017 interim report of the Company, fuel cost amounted to approximately RMB44.00 billion for the six months ended 30 June 2017, representing approximately 66.95% of the total operating expenses of the Group. Thus, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level.

As also confirmed by the Directors, as the Purchase Transactions are entered into in the ordinary and usual course of business of the Group and on a frequent and regular basis, it would be costly and impracticable to make regular disclosure of each of the relevant transactions and obtain the prior approval from the Independent Shareholders, as required by the Hong Kong Listing Rules, if necessary. Accordingly, the Directors are of the view that the Purchase Transactions will be beneficial to the Company and the Shareholders as a whole. In this regard, we concur with the Directors in this regard.

Moreover, as advised by the Directors, the Group purchases coal from coal mines and agencies close to its power plants or major transportation network in order to save time and cost in transportation. Since Huaneng Group owns coal mines throughout the PRC and some of these coal mines are located in close proximity of the Group’s inland coal-fired power plants, Huaneng Group has competitive advantages over other coal suppliers in supply efficiency and transportation cost-saving. Furthermore, the Company considers that the establishment of long-term corporation with nearby coal mines would enable its coal-fired power plants to obtain stable and economical coal supply.

LETTER FROM GRAM CAPITAL

Having considered following factors:

(i)
sale of power and heat has been the major source of operating revenue of the Group for FY2016 and FY2015, being approximately 99.10% and 99.18% of the operating revenue of the Group for FY2016 and FY2015 respectively;

(ii)	the Company’s main fuel for power generation is coal;

(iii)
fuel costs represented the largest portion of the operating expenses for the Group, representing approximately 60.07% and 60.08% of the total operating expenses of the Group for FY2016 and FY2015 respectively and approximately 66.95% for the six months ended 30 June 2017. Accordingly, it is important for the Group to ensure stable coal supply and control fuel cost and quality at a reasonable level;

(iv)
with reference to the Huaneng Group Framework Agreement, Huaneng Group and its subsidiaries will offer prices to the Group for purchases of coal and transportation services, which would be no less favourable than those offered by independent third parties to the Group;

(v)	Huaneng Group and its subsidiaries and associates are able to provide the Group with coal and transportation services in a timely and reliable manner; and

(vi)	the establishment of long-term corporation with nearby coal mines would enable its coal-fired power plants to obtain stable and economical coal supply,

we consider the Purchase Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

The Sale Transactions

With reference to the Board Letter and as advised by the Directors, the Company does not incline to re-sell the coal resources to Huaneng Group and its subsidiaries and associates (the “Relevant Subsidiaries”) or act as a coal supplier to the Relevant Subsidiaries. However, in the event that there would be demand of coal by the Relevant Subsidiaries under certain extreme situations (e.g. lack of coal storage during coal consumption peak), the Relevant Subsidiaries may demand coal from the Group. If the aforesaid situation happens, the Company’s subsidiary(ies) will sell coal to the Relevant Subsidiaries only on condition that the Company’s own power plants are preserved with sufficient coal supply to maintain its operation.

Having considered that (i) the Group will proceed the Sale Transactions only on condition that the Company’s own power plants are preserved with sufficient coal supply to maintain its operation; and (ii) the selling prices of coal will be determined by the Company with reference to the then market conditions and in conjunction with the costs for coal purchase by the Group so as to recoup the costs and to have a small profit, we consider the Sale Transactions are conducted in the ordinary and usual course of business of the Group and in the interest of the Company and the Shareholders as a whole.

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Principal terms of the Purchase Transactions and Sale Transactions

a.	Purchase Transactions

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of coal supply or transportation services.

As confirmed by the Directors, fuel to be purchased under the Purchase Transactions are coal.

For our due diligence purpose, we obtained three sets of invoices/agreements (the “Purchase Individual Agreements”) for the purchase of coal and coal transportation services between (i) the Company and independent third parties during 2017; and (ii) the Company and Huaneng Group and its subsidiaries and associates during 2017. We noted from the above documents that the prices of coal (including coal transportation service fees) offered by Huaneng Group and its subsidiaries and associates were lower than those offered by independent third parties to the Company during the similar period (“Our Findings on Coal Prices”).

We also reviewed the Huaneng Group Framework Agreement and the 2017 Huaneng Group Framework Agreement. We noted that save as the period and annual caps, other key terms in the Huaneng Group Framework Agreement relating to Purchase Transactions are similar to the corresponding terms in the 2017 Huaneng Group Framework Agreement entered into by the parties.

Furthermore, we understood that the Group has adopted a series of internal control measures to ensure that the terms of the Huaneng Group Framework Agreement are no less favourable to the Company than the terms available from independent third parties and protect the interests of the Company and the Shareholders as a whole. We enquired into the Directors in this respect and particularly as to how the measures were implemented. In this relation, we noted that the Group implemented both preventive and detective measures to control the Huaneng Group Framework Agreement. Details of the internal control policies are set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter. For our due diligence purpose, we obtained and reviewed the internal control policies (the “Framework Agreement Measures”). We noted that the Framework Agreement Measures are in line with the internal control policies as set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter.

Having reviewed the Framework Agreement Measures and after taking into account that, in respect of the Purchase Transactions:

(i)
the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis to ensure that it can independently choose and purchase from the best offer according to the market conditions;

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(ii)	the Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

(iii)	relevant departments of the Company will strictly monitor the enforcement of the Purchase Transactions; and

(iv)	the Purchase Transactions will be subject to annual review by the independent non-executive Directors and the Company’s auditors,

we consider that the effective implementation of the internal control mechanism would help to ensure fair pricing of the Purchase Transactions according to the pricing policy.

Having also considered (i) that the Group purchased coal from both Huaneng Group and independent third parties; and (ii) Our Findings on Coal Prices, we do not doubt the effectiveness of implementation of the Framework Agreement Measures during 2017.

In light of the above, we are of the view that the terms of the Purchase Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual caps under the Purchase Transactions

Set out below are (i) the existing annual caps under the Purchase Transactions for the two years ending 31 December 2017; (ii) the historical amounts under the Purchase Transactions for the year ended 31 December 2016 and ten months ended 31 October 2017; and (iii) the proposed annual cap under the Purchase Transactions for the year ending 31 December 2018 (the “Purchase Cap”):

	For the year ended 31 December 2016	For the year ending 31 December 2017
	RMB’000	RMB’000

Existing annual caps	26,200,000	38,700,000
Historical amounts	20,046,000	17,732,000
		(Note)
Utilisation rate	76.5%	45.8%

	For the year ending 31 December 2018
	RMB’000

Purchase Cap	35,900,000

Note: The figure was for the ten months ended 31 October 2017.

The basis for determining Purchase Cap for the year ending 31 December 2018 are set out in sub- section headed “Purchase of fuel and transportation services” of the Board Letter.

LETTER FROM GRAM CAPITAL

As depicted from the table above, we note that the relevant utilisation rate of the previous annual caps were (i) approximately 76.5% for the year ended 31 December 2016; and (ii) approximately 45.8% for the year ending 31 December 2017, based on the historical amount for the ten months ended 31 October 2017. The Purchase Cap represented a substantial increase as compared to the historical amounts for the year ended 31 December 2016. We enquired into the Directors in this regard and noted that such substantial increase was mainly due to (i) the increase in coal price level in 2016 and remained at a similar level in 2017 as compared to coal price level as at the end of 2016; and (ii) the increase in coal-fired generating units’ installed capacity as at 30 September 2017 as compared to that as at 31 December 2016 due to the acquisition of certain coal-fired plants, which was completed in January 2017.

To assess the fairness and reasonableness of the Purchase Cap for the year ending 31 December 2018, we obtained and reviewed the calculation of the Purchase Cap (the “Purchase Calculation”). We noted that the Purchase Calculation was arrived by (i) the estimated demand of coal (in RMB) which was calculated by (a) the estimated demand of coal (in tonne) for the year ending 31 December 2018; and (b) the estimated coal price for the year ending 31 December 2018; and (ii) the estimated transportation service cost for the year ending 31 December 2018.

The Directors advised us that the estimated demand of coal (in tonne) from Huaneng Group and its subsidiaries/associates for the year ending 31 December 2018 (the “2018 Quantity”) was arrived after taking into account of estimated demand of coal (in tonne) by the Group from Huaneng Group and its subsidiaries/associates for the year ending 31 December 2017, which was based on (i) the historical coal purchase volume (in tonne) for the nine months ended 30 September 2017 (the “2017 1-3Q Volume”); and (ii) estimated coal purchase volume (in tonne) for the three months ending 31 December 2017 (the “2017 4Q Estimation”).

For our due diligence purpose, we obtained data regarding (i) the 2017 1-3Q Volume; and (ii) the 2017 4Q Estimation. We noted that (i) the 2018 Quantity equaled to the sum of 2017 1-3Q Volume and 2017 4Q Estimation; and (ii) 2017 4Q Estimation was more than the average quarterly coal purchase volume (in tonne) based on the 2017 1-3Q Volume. Upon our further request, the Directors advised us coal purchase volume (in tonne) for first three quarters in 2016 (the “2016 1-3Q Volume”) and last quarter in 2016 (the “2016 4Q Quantity”) respectively. Based on the aforesaid data, we noted that purchase of coal (in tonne) for last quarter in 2016 was more than the average quarterly purchase of coal (in tonne) based on purchase of coal (in tonne) for first three quarters in 2016. The increase rate of 2017 4Q Estimation as compared to average quarterly purchase of coal (in tonne) based on the 2017 1-3Q Volume was in line with the increase rate of 2016 4Q Quantity as compared to average quarterly purchase of coal (in tonne) based on the 2016 1- 3Q Volume. As such, we consider that the 2017 4Q Estimation to be acceptable.

In addition, as advised by the Directors, the Company had a controlled generation capacity of 102,502MW as at 30 September 2017, of which 87,509MW (31 December 2016: 72,369MW) was attributable to controlled coal-fired generating units. The controlled generation capacity attributable to controlled coal-fired generating units as at 30 September 2017 represented an increase of approximately 21% as compared to that as at 31 December 2016. The sum of 2017 1-3Q Volume and 2017 4Q Estimation was also in line with the estimated coal purchase volume (in tonne) as calculated by (i) coal purchase volume (in tonne) for FY2016; and (ii) the aforesaid increase rate in controlled generation capacity attributable to controlled coal-fired generating units.

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In light of the above factors, we consider that the coal purchase volume (in tonne) for the year ending 31 December 2018 to be fair and reasonable.

In respect of estimated average price of coal for the year ending 31 December 2018, we reviewed the Bohai-rim Steam-Coal Price Index (“BSPI”) as published by 秦皇島煤炭網 (Qinhuangdao Coal Website*) (http://www.cqcoal.com) and latest thermal coal price index of the PRC as published by 價格監測中心 under National Development and Reform Commission of the PRC. We noted that the estimated average price of the coal under the Purchase Transactions was not deviated from the latest BSPI and the latest thermal coal price index of the PRC. Accordingly, we consider that the estimated coal price for the year ending 31 December 2018 to be acceptable.

In light of (i) the coal purchase volume (in tonne) for the year ending 31 December 2018 to be fair and reasonable; and (ii) the estimated coal price for the year ending 31 December 2018 to be acceptable, we consider that the estimated demand of coal (in RMB) to be fair and reasonable.

Based on the Purchase Calculation, the estimated transportation service fee represented approximately 13% (the “Estimated Proportion”) to the estimated demand of coal (in RMB) for the year ending 31 December 2018. Upon our request, the Directors advised that transportation service fee represented approximately 19%, 18% and 13% to historical purchase amount of coal for each of the two years ended 31 December 2016 and nine months ended 30 September 2017. As further advised by the Directors, the transportation service fee was calculated by (i) volume of coal to be transported; (ii) the transportation distance; and (iii) method of transportation (i.e. by train or by ship). Based on the aforesaid factors, we consider that the Estimated Proportion to be acceptable. Accordingly, we consider that the estimated transportation service fee for the year ending 31 December 2018 to be fair and reasonable.

In light of the above factors, we consider that the Purchase Cap for the year ending 31 December 2018 to be fair and reasonable.

Shareholders should note that as the Purchase Cap is relating to future events and was estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2018, and they do not represent forecasts of revenue/cost to be incurred from the Purchase Transactions. Consequently, we express no opinion as to how closely the actual revenue/cost to be incurred from the Purchase Transactions will correspond with the Purchase Cap.

b.	Sale Transactions

Pursuant to the Huaneng Group Framework Agreement, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the sale of coal and other related products shall be no less favourable than those offered by the Company to independent third parties for the same or similar type of coal supply and other related products.

As confirmed by the Directors, the Group has not entered into any individual agreements, which are of similar nature as the Sale Transactions with independent third parties for the year ending 31 December 2016 and the ten months ended 31 October 2017. For our due diligence purpose, we reviewed the Huaneng

LETTER FROM GRAM CAPITAL

Group Framework Agreement and also the 2017 Huaneng Group Framework Agreement. We note that save as the duration and annual caps, other key terms in the 2017 Huaneng Group Framework Agreement relating to Sale Transactions are similar to the corresponding terms in the 2017 Huaneng Group Framework Agreement entered into by the parties.

Furthermore, we understood from the Directors that the Group adopted the similar internal control measures for the Sale Transactions as for the Purchase Transactions to ensure that the terms of the Huaneng Group Framework Agreement are no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. As aforementioned, we obtained and reviewed the Framework Agreement Measures and noted that the Framework Agreement Measures are in line with the internal control policies as set out under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter.

For our due diligence purpose, we obtained (i) coal purchase cost for October 2017 as calculated by the Company; and (ii) three copies of invoices regarding the sale of coal by the Group to Huaneng Group and its subsidiaries and associates at the end of October 2017 and beginning of November 2017. We noted from the aforesaid documents/information that the coal prices offered by the Group to Huaneng Group and its subsidiaries and associates were not lower than the Group’s coal purchase cost during the similar period.

With reference to the Framework Agreement Measures, in respect of the Sale Transactions:

(i)
when there is a severe shortage in the level of inventory in the related power plants, the Company will only sell part of the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions on condition that the Company’s own power plants are preserved with sufficient coal supply;

(ii)
the Company will determine the then selling prices of coal through the information collection channels (details of which are set out under paragraph regarding Purchase Transactions under the section headed “Measures to Safeguard the Interest of the Independent Shareholders” of the Board Letter) and with reference to the then market conditions and in conjunction with the costs for coal purchase by the Group so as to recoup the costs and to have a small profit;

(iii)	relevant departments of the Company will strictly monitor the enforcement of the Sale Transactions; and

(iv)	the Sale Transactions will be subject to annual review by the independent non-executive Directors and the Company’s auditors,

we consider that the effective implementation of the internal control mechanism would help to ensure fair pricing of the Sale Transactions according to the pricing policy.

With reference to the Board Letter, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement.

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As mentioned above, the Group has not entered into any individual agreements, which are of similar nature as the Sale Transactions with independent third parties for the year ending 31 December 2016 and ten months ended 31 October 2017. For our due diligence purpose, we noted from (i) the 2017 Interim Report that the majority of the age of accounts receivable and notes receivable as at 30 June 2017 and 31 December 2016 were within one year; and (ii) the Purchase Individual Agreements that the payment terms under the Sale Transactions are comparable to the market practice. Accordingly, we consider that the payment terms under the Sale Transactions to be acceptable.

In light of the above, we are of the view that the terms of the Sale Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

The proposed annual cap under the Sale Transactions

Set out below are (i) the existing annual caps under the Sale Transactions for the two years ending 31 December 2017; (ii) the historical amounts under the Sale Transactions for the year ended 31 December 2016 and ten months ended 31 October 2017; and (iii) the proposed annual cap under the Sale Transactions for the year ending 31 December 2018 (the “Sale Cap”):

	For the year ended	For the year ending
	31 December 2016	31 December 2017
	RMB’000	RMB’000

Existing annual caps	1,500,000	3,600,000
Historical amounts	187,000	294,000
		(Note)
Utilisation rate	12.5%	8.2%

	For the year ending
	31 December 2018
	RMB’000

Sale Cap	3,600,000

Note: The figure was for the ten months ended 31 October 2017.

The basis for determining Sale Cap for the year ending 31 December 2018 are set out in sub-section headed “Sale of products” of the Board Letter.

We understood from the Directors that the Sale Transactions is for the purpose of providing possibility for the Company to sell coal resources in the event of certain extreme situations. If the aforesaid situation happens, the Company’s subsidiary(ies) will sell coal to the Relevant Subsidiaries only on condition that the Company’s own power plants are preserved with sufficient coal supply to maintain its operation. As such, despite that the utilization rates of Sale Cap based on actual amounts for the year ended 31 December 2016 and ten months ended 31 October 2017 were low, the Sale Cap for the year ending 31 December 2018 remained the same as the annual cap for the year ending 31 December 2017. As further advised by the Directors, due to the fact that the Group’s coal storage and consumption may vary from time

LETTER FROM GRAM CAPITAL

to time and the Group would also adjust its next coal purchase strategy subject to its then coal storage and consumption, it would be impracticable to (a) have the annual/monthly data of coal volume available to the Relevant Subsidiaries for the year ended 31 December 2016 and the ten months ended 31 October 2017; and (b) estimate coal volume available to the Relevant Subsidiaries for the year ending 31 December 2018. The Directors estimated Sale Cap based on, among other things, daily demand on coal (in tonne) by the Relevant Subsidiaries (the “Assumption”). Having considered (i) the aforesaid condition for proceeding the Sale Transactions; and (ii) above reasons regarding not using coal volume available to the Relevant Subsidiaries for determining the Sale Cap, we concur with the Directors that the Assumption to be acceptable.

For our due diligence purpose, we obtained and reviewed the estimation of the Sale Cap (the “Sale Calculation”). According to the Sale Calculation, we noted that the estimated demand on coal (in tonne) by the Relevant Subsidiaries for the year ending 31 December 2018 was arrived at (i) daily consumption of coal (in tonne) by the Relevant Subsidiaries (the “Daily Coal Consumption”) for operation; and (ii) number of days, which the Relevant Subsidiaries may purchase coal from the Group, during coal consumption’s peak seasons (i.e. summer and winter). Upon our further request, the Directors advised us identities of the Relevant Subsidiaries, their coal consumption volume (in tonne) for each of the two years ended 31 December 2016 and the nine months ended 30 September 2017. We noted that (i) the Daily Coal Consumption was not deviated from the average daily coal consumption of the Relevant Subsidiaries for each of the two years ended 31 December 2016 and the nine months ended 30 September 2017. Furthermore, we also understood from the Directors that coal-fired generating units will consume more coal in summer and winter. The Directors further assumed that there would be 15 days in each of summer and winter, which the Relevant Subsidiaries may purchase coal from the Group. In light of the aforesaid factors as well as that the Sale Calculation was arrived by the estimated demand of coal purchase by the Relevant Subsidiaries in the case of extreme situations and the volume (in tonne) represented less than 5% of the Group’s estimated demand of coal (in tonne) from both independent third parties and connected persons for the year ending 31 December 2018, we consider that the estimated demand on coal (in tonne) for the year ending 31 December 2018 to be acceptable.

In respect of estimated average price of coal for the year ending 31 December 2018, we noted that the estimated average price of the coal under the Sale Transactions was not deviated from the latest BSPI and the latest thermal coal price index of the PRC. We consider that the estimated coal price for the year ending 31 December 2018 to be acceptable.

In light of the above factors, we consider that the Sale Cap for the year ending 31 December 2018 to be fair and reasonable.

Shareholders should note that as the Sale Cap is relating to future events and was estimated based on assumptions which may or may not remain valid for the entire period up to 31 December 2018, and they do not represent forecasts of revenue/cost to be incurred from the Sale Transactions. Consequently, we express no opinion as to how closely the actual revenue/cost to be incurred from the Sale Transactions will correspond with the Sale Cap.

LETTER FROM GRAM CAPITAL

Hong Kong Listing Rules implication regarding the Purchase Transactions and Sale Transactions

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Hong Kong Listing Rules pursuant to which (i) the values of the Purchase Transactions and Sale Transactions must be restricted by their respective proposed annual cap for the period concerned under the Huaneng Group Framework Agreement; (ii) the terms of the Purchase Transactions and Sale Transactions (including their respective proposed annual caps) must be reviewed by the independent non- executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Purchase Transactions and Sale Transactions must be included in the Company’s subsequent published annual reports and financial accounts. Furthermore, it is also required by the Hong Kong Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Purchase Transactions and Sale Transactions (i) have not been approved by the Board; (ii) were not, in all material respects, in accordance with the pricing policies of the Group if the transactions involve the provision of goods or services by the listed issuer’s group; (iii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii) have exceeded their respective proposed annual caps. In the event that the total amounts of the Purchase Transactions and Sale Transactions are anticipated to exceed their respective proposed annual caps, or that there is any proposed material amendment to the terms of the Purchase Transactions and Sale Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transaction.

Given the above stipulated requirements for continuing connected transactions pursuant to the Hong Kong Listing Rules, we are of the view that there are adequate measures in place to monitor the Purchase Transactions and Sale Transactions and thus the interest of the Independent Shareholders would be safeguarded.

RECOMMENDATION ON THE PURCHASE TRANSACTIONS AND SALE TRANSACTIONS

Having taken into consideration the factors and reasons as stated above, we are of the opinion that (i) the terms of the Purchase Transactions and Sale Transactions are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Purchase Transactions and Sale Transactions are conducted in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution(s) to be proposed at the EGM to approve the Purchase Transactions and Sale Transactions and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Gram Capital Limited
Graham Lam
Managing Director

* For identification purpose only

LETTER FROM GRAM CAPITAL

Note:
Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He (i) has over 20 years of experience in investment banking industry; and (ii) participated in various Hong Kong listed companies’ connected transactions and signed off relevant opinion letters from independent financial adviser to such listed companies’ independent shareholders and/or independent board committee.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the “Model Code for Securities Transactions by Directors of Listed Issuers” to be notified to the Company and the Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

APPENDIX	GENERAL INFORMATION

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate percentage of shareholding in the Company’s total issued share capital	Approximate percentage of shareholding in the Company’s total issued domestic shares	Approximate percentage of shareholding in the Company’s total issued H shares

Huaneng International Power	Domestic shares	5,066,662,118(L)	Beneficial owner	33.33%(L)	48.25%(L)	–
Development Corporation (Note 2)
China Huaneng Group (Note 3)	Domestic shares	1,629,264,402(L)	Beneficial owner	10.72%(L)	15.52%(L)	–
China Huaneng Group (Note 4)	H shares	472,000,000(L)	Beneficial owner	3.11%(L)	–	10.04%(L)
Hebei Construction & Investment Group Co., Ltd.	Domestic shares	603,000,000(L)	Beneficial owner	3.96%(L)	5.74%(L)	–
Blackrock, Inc. (Note 5)	H shares	385,236,071(L)	Interest of controlled corporation	2.53%(L)	–	8.19%(L)
		29,304,000(S)	Interest of controlled corporation	0.19%(S)	–	0.62%(S)
JPMorgan Chase & Co. (Note 6)	H shares	75,198,672(L)	Beneficial owner	0.49%(L)	–	1.59%(L)
		4,485,219(S)	Beneficial owner	0.02%(S)	–	0.09%(S)
		247,304,911(L)	Investment manager	1.62%(L)	–	5.26%(L)
		11,160(L)	Trustee	0.00007%(L)	–	0.0002%(L)
		100,609,122(P)	Custodian	0.66%(L)	–	2.14%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and 5% indirect interests in HIPDC.

(3)	Of the 1,629,264,402 domestic shares, China Huaneng Group through its controlling subsidiary, Huaneng Finance, held 74,139,853 domestic shares.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 1,039,920 shares and short position of 5,724,000 were held through cash settled derivatives (on exchange).

(6)
Long position of 367,200 shares and short position of 268,720 shares were held through physically settled derivatives (on exchange). Short position of 1,952,000 shares was held through cash settled derivatives (on exchange). Short position of 584,499 shares were held through physically settled derivatives (off exchange). Long position of 2,138,000 shares and short position of 204,000 shares were held through cash settled derivatives (off exchange).

APPENDIX	GENERAL INFORMATION

Save as disclosed above, the Company is not aware of any other person (other than the Directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no Director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)
Mr. Liu Guoyue is the chairman of Huaneng Shidaowan Nuclear Power Co., Ltd., chairman of Huaneng Shandong Shidaowan Nuclear Power Ltd., an executive director of Huaneng Power International Fuel Co., Ltd., the chairman of Shanghai Times Shipping Limited Company, a Director of SinoSing Power Pte. Ltd., the chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.;

(iii)
Mr. Huang Jian is the assistant to president of China Huaneng Group, a director of Huaneng Capital Services Co., Ltd. and the chairman of the supervisory committee of Huaneng Renewables Corporation Limited;

(vi)	Mr. Fan Xiaxia is the vice president of China Huaneng Group;

(v)
Mr. Wang Yongxiang is the chairman of Huaneng International Power Development Corporation, the general manager of GreenGen Co., Ltd., the chief of the Power Development Business Division of China Huaneng Group, the chief of the Shale Gas Exploitation and Utilization Office of China Huaneng Group and a director of Huaneng Lancang River Hydropower Co.;

(vi)
Mr. Mi Dabin is the vice president of Hebei Construction & Investment Group Co., Ltd., chairman (also as acting President) of Hebei Construction & Energy Investment Co., Ltd. and chairman of Hebei Xingtai Power Co., Ltd.l;

(vii)
Mr. Guo Hongbo is the chairman of Liaoning Energy Investment (Group) Limited Liability Company, a Director of Shenyang Jinshan Energy Co., Ltd., and vice chairman of Liaoning Haitong New Energy Low-carbon Industry Equity Investment Fund Limited;

APPENDIX	GENERAL INFORMATION

(viii)
Mr. Cheng Heng is the deputy general manager of Jiangsu Province Investment Management Co., Ltd., a director of Huaneng Huaiyin No. 2 Power Generation Co., Ltd., Huaneng Nanjing Jinling Power Generation Co., Ltd., Huaneng Jinling Gas Turbine Cogen-Power Co., Ltd. and Huaneng Nanjing Gas Turbine Power Generation Co., Ltd.;

(ix)
Mr. Lin Chong is the deputy general manager of Fujian Investment & Development Group Co., Ltd., the chairman of Fujian Zhongmin Offshore Wind Power Co., Ltd., the vice chairman of Fujian Sanming Nuclear Power Co., Ltd., the vice chairman of Chinalco Southeast Copper Co., Ltd., the director of Fujian Motor Industry Group Co., Ltd., the director of Fujian Fuqing Nuclear Power Co., Ltd. and the director of King Long Motor Group;

Supervisors

(x)
Mr. Ye Xiangdong is the vice president of China Huaneng Group, a director of Huaneng International Power Development Corporation, the executive director of Huaneng Coal Mining Corporation Company and the chairman of Xi’an Thermal Power Research Institute Co., Ltd.; and

(xi)	Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation.

3.	NO MATERIAL ADVERSE CHANGE

The unaudited net profit attributable to the Shareholders for the nine months ended 30 September 2017 decreased by approximately 80.14% compared with the same period of last year (please refer to the Company’s Third Quarterly Report of 2017 dated 25 October 2017 for details). The decrease was mainly due to increased fuel costs.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or business position of the Company and its subsidiaries since 31 December 2016, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

APPENDIX	GENERAL INFORMATION

5.	EXPERT’S QUALIFICATION AND CONSENTS

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, reports or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Gram Capital Limited	a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO

To the best knowledge, information and belief of the Directors, as at the Latest Practicable Date, the above-mentioned expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, each of the above mentioned experts did not have any direct or indirect interest in any assets which had since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company or its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	INTERESTS OF DIRECTORS OR SUPERVISORS IN THE ASSETS OR CONTRACTS OF THE COMPANY AND ITS SUBSIDIARIES

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any interest in any assets which had since 31 December 2016 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

APPENDIX	GENERAL INFORMATION

8.	INTERESTS OF DIRECTORS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules should they be controlling shareholders).

9.	MISCELLANEOUS

(a)	Mr. Huang Chaoquan is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Shops 1712-1716, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

A copy of the following documents will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 30 January 2018:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from the Gram Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the consent letter referred to in the section headed “Expert’s qualification and consents” in this Appendix;

(d)	the Huaneng Group Framework Agreement;

(e)	the Guarantee Contract; and

(f)	this circular.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     January 12, 2018